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                                                                      EXHIBIT 99




                        KEMPER FINANCIAL COMPANIES, INC.

                         NOTICE OF OPTIONAL REDEMPTION
                                       of
                       Aggregate Principal Amount of All
               Floating Rate Convertible Subordinated Debentures
        Series E, I, J, N, O, R, S, T, V, W, X, Y, AA, BB, CC, DD and EE

                  Optional Redemption Date:  December 28, 1995



Pursuant to ARTICLE ELEVEN of that certain Indenture between Kemper Financial Companies, Inc. (the "Company") and Bank of America Illinois (formerly known as Continental Illinois National Bank and Trust Company of Chicago) (the "Trustee") dated as of September 1, 1986, and all supplements thereto (the "Indenture"), the Company hereby gives notice that on December 28, 1995 (the "Optional Redemption Date"), it will redeem (the "Optional Redemption") all Floating Rate Convertible Subordinated Debentures, Series E, I, J, N, O, R, S, T, V, W, X, Y, AA, BB, CC, DD and EE (the "Debentures"), of the Company then outstanding at a redemption price equal to 100% of the principal amount of each such Debenture plus accrued interest to the Optional Redemption Date (the "Redemption Price").

The Redemption Price will become due and payable by the Company on the Optional Redemption Date. The Redemption Price payable to each holder surrendering Debentures for redemption will be rounded up to the nearest penny. From and after the Optional Redemption Date, (i) interest will cease to accrue on the Debentures, (ii) the Debentures will no longer be deemed to be outstanding and will not have the status of Debentures, and (iii) your rights as a holder of Debentures under the Indenture (except the right to receive the Redemption Price) will cease.

THE OPTIONAL REDEMPTION WILL ELIMINATE ANY FURTHER INTERESTS IN THE DEBENTURES REDEEMED AS WELL AS IN THE CLASS B COMMON STOCK OF THE COMPANY INTO WHICH THE DEBENTURES ARE CONVERTIBLE.

A.  Intervening Maturity of Series D Debentures.

The Series D Debentures issued by the Company in 1986 will mature in accordance with their terms on November 30, 1995. This maturity will take place as scheduled (irrespective of and apart from the Optional Redemption). Holders of the Series D Debentures will receive a separate communication package describing the effects of, and such holders' rights in connection with, such maturity.

B.  Inclusion of Debentures Subject to Mandatory Redemption.

The Optional Redemption includes those Debentures of all series held by former employees whose Debentures became subject to mandatory redemption


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due to employment termination events occurring since January 1, 1995, including those holders employed by EVEREN Capital Corporation ("EVEREN") or its subsidiaries on September 13, 1995. In the Optional Redemption, such holders' Debentures will be redeemed for the Redemption Price on the Optional Redemption Date, rather than settled in April of 1996 as otherwise would have been the case under the mandatory redemption provisions of the Indenture.

REASONS FOR THE OPTIONAL REDEMPTION

A.  The Kemper Merger.

The Optional Redemption is being effected by the Company in contemplation of the acquisition of Kemper Corporation ("Kemper") by an investor group led by Zurich Insurance Company (the "Investor Group") pursuant to that certain agreement and plan of merger, dated as of May 15, 1995 and amended as of September 6, 1995 (the "Merger Agreement"), among Kemper, Zurich, Insurance Partners, L.P., Insurance Partners Offshore (Bermuda), L.P. and ZIP Acquisition Corp. (the "Kemper Merger"). In connection with the Kemper Merger, it is currently contemplated that the Company will be merged with and into Kemper (the "KFC Merger") on or about January 2, 1996, prior to the Kemper Merger and with Kemper being the surviving corporation in the KFC Merger.

B.  Mandatory Redemption through Securities Brokerage Divestiture.

A condition precedent to the Kemper Merger was the divestiture of the securities brokerage segment of Kemper and the Company, effected on September 13, 1995 with the Company's sale of its common stock interest in EVEREN to an employee stock ownership plan. This transaction (the "Securities Brokerage Divestiture") subjected all Company securities, including any Debentures, held by employees of the Company's former securities brokerage segment to mandatory redemption in April of 1996, in accordance with the terms of the Indenture. It is expected that, absent the earlier Optional Redemption, an amount equal to only the principal amount (plus accrued interest) would be payable on the mandatory redemption of such Debentures, based on current estimates of the Formula Purchase Price Per Share of Company Class B Common Stock as of December 31, 1995 (the "1995 Formula Price").


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C.  Mandatory Redemption Potential of Planned KFS Sale.

Also in connection with the Kemper Merger and, at the election of the Investor Group, as a condition precedent to the consummation of the Kemper Merger, the Company's asset management operations, consisting of Kemper Financial Services, Inc. ("KFS") and KFS' various subsidiaries, are to be acquired by a wholly-owned subsidiary of Zurich Insurance Company in a merger transaction (the "KFS Sale").

It is currently contemplated that the Kemper Merger will be consummated on January 4, 1996 in accordance with the terms of the Merger Agreement and that the KFS Sale will be effected on the same date, immediately prior to the Kemper Merger. As such, if either the Optional Redemption or the KFC Merger is not consummated for any reason, it is expected that all Company securities, including any Debentures, held by then-active employees of KFS and its subsidiaries would become subject, on January 4, 1996, to mandatory redemption in April of 1997, in accordance with the terms of the Indenture. It is expected that, absent the earlier Optional Redemption, an amount equal to only the principal amount (plus accrued interest) would be payable on such mandatory redemption of Debentures, based on current estimates of the Formula Purchase Price Per Share of Company Class B Common Stock as of December 31, 1996 (the "1996 Formula Price").

D.  Advantages of Earlier Optional Redemption.

Inasmuch as the Securities Brokerage Divestiture, coupled with the KFS Sale, will otherwise ultimately redeem all of the Company's outstanding securities, including the Debentures (at amounts not expected to exceed principal plus accrued interest), the Company has agreed that it is appropriate to effect the Optional Redemption at this time, to accelerate the redemption of the Debentures and earlier eliminate any ongoing tax expenses to employee holders arising through Debenture ownership and the corporate expenses associated with maintaining the Company's employee securities ownership program as well as to facilitate certain tax objectives of the Investor Group.

It is also important to recall that, since 1993, Kemper and the Company have advised that they were seriously considering calling all outstanding Debentures for redemption by year-end 1995 or in early 1996 in accordance with the terms of the Indenture, independent of, and, in fact, long before, any change of control transaction affecting Kemper materialized. Consequently, effecting the Optional Redemption at this time is not inconsistent with these earlier intentions respecting the eventual elimination of ongoing employee interests in the Company.

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E.  Plans Respecting Class B Shares.

To facilitate consummation of any KFC Merger, the Company intends to earlier seek to acquire the outstanding shares of Class B Common Stock of the Company from the seven active employee holders thereof, in consideration of the Company's repayment of the amounts such holders invested to acquire such shares (the "Stock Repurchase Transactions"). All of such shares were acquired upon conversion of Debentures otherwise approaching maturity at the applicable conversion prices of the maturing Debentures.

If any shares of Class B Common Stock remain outstanding following the Optional Redemption Date, as a result of conversions of Debentures into Class B Common Stock from the date hereof until the Optional Redemption Date or the failure of the Company to repurchase all of the currently outstanding shares of Class B Common Stock pursuant to the Stock Repurchase Transactions, the Company may determine to make an offer to purchase such outstanding shares of Class B Common Stock at a price per share of not more than $20.00 (the "Offer Price"). Pursuant to Section 8 of Article EIGHTH of the Company's Fourth Restated Certificate of Incorporation (the "Company's Certificate"), if the Company were to acquire as a result of such an offer more than 50% of the shares of Class B Common Stock then outstanding, then, on and as of the date such number of shares were acquired, the Company would be deemed to have acquired all remaining shares of Class B Common Stock if, within ten days thereafter, the Company shall have tendered to each registered holder of Class B Common Stock the Offer Price multiplied by the number of shares of Class B Common Stock held by such holder (the "Mandatory Purchase").

If the Company does not make such an offer, or if such an offer is made but not accepted by the holders of more than 50% of the shares of Class B Common Stock then outstanding, the Company may still seek to effect the KFC Merger. If any shares of Class B Common Stock remain outstanding at the effective time of the KFC Merger, it is currently contemplated that each such share would be converted into the right to receive an amount in cash equal to not more than $20.00 per share in the KFC Merger.

Former employees who held shares of Class B Common Stock now subject to mandatory purchase by the Company in accordance with the terms of the Company's Certificate due to employment termination events occurring since January 1, 1995 (including those now employed by EVEREN or its subsidiaries), are entitled to receive the 1995 Formula Price for such Class B Common Stock interests. The 1995 Formula Price will be calculated, as required by the terms of the Company's Certificate, as soon as practicable after preparation of the Company's audited consolidated financial statements for the year ending December 31, 1995 and, if the 1995 Formula Price is a positive dollar amount, such amount will be paid by the Company in respect of such Class B Common Stock interests to such former holders in late March or early April, 1996.

F.  Kemper Vote on any KFC Merger.

At September 30, 1995, Kemper owned over 99.9% of the Company's outstanding common stock and approximately 98.8% of the Company's common stock on a fully converted basis, assuming all outstanding Company securities were converted or exercised in full in accordance with their

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terms.  Kemper has sufficient voting power to effect the KFC Merger in accordance with the pertinent provisions of the Company's Certificate and the General Corporation Law of the State of Delaware (the "Delaware Law"), regardless of the level of votes in favor thereof cast by employee holders of the Company's Class B Common Stock. Holders of any outstanding shares of Class B Common Stock would have appraisal rights under Section 262 of the Delaware Law in connection with any KFC Merger, subject to perfection of such rights in accordance with the provisions of Section 262.

If (i) the Company is unable to acquire the currently outstanding shares of Class B Common Stock through the Stock Repurchase Transactions or through a Mandatory Purchase, (ii) substantial amounts of Debentures are converted into additional shares of Class B Common Stock prior to the Optional Redemption Date, or (iii) holders of any substantial number of shares of Class B Common Stock seek to exercise appraisal rights under Section 262 of the Delaware Law, consummation of any KFC Merger is likely to be abandoned or deferred pending consummation of the KFS Sale and the mandatory purchase at the 1996 Formula Price it would trigger.

REDEMPTION PROCEDURES

Payment of the Redemption Price for Debentures to be redeemed will be made on or after the Optional Redemption Date only after any such Debentures have been surrendered to the Company, in care of the Trustee, at:

                     First Trust National Association
                     Corporate Trust Department - Third Floor
                     180 East Fifth Street
                     St. Paul, Minnesota  55101

A.  Owned Debenture.

If you own any of your Debentures outright, the Redemption Price payable by the Company will be paid directly to you by the Trustee with respect to the Debentures provided you have delivered your owned Debentures to the Trustee on or before the Optional Redemption Date at the address set forth above.

It is currently expected that checks representing the Redemption Price payable in respect of owned Debentures will be deposited in the mail not later than one day after the Optional Redemption Date.

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B.  Financed Debenture.

If, like most holders of the Debentures, you fully financed the purchases of your Debentures through The First National Bank of Chicago ("First National"), your promissory note(s) to First National obligate you to repay the bank the principal amount of your Debentures, together with accrued but unpaid interest. In this circumstance, the Company will simply pay the Redemption Price directly to First National on your behalf to satisfy your repayment obligation.

If your Debentures are fully financed through First National, they are held in custody by First National as collateral for your loan(s). Therefore, First National will arrange the delivery of such Debentures to the Trustee on or before the Optional Redemption Date to facilitate prompt payment with respect thereto. First National will also be required to deliver a Pledgee Release contemplated by Section 1105 of the Indenture to the Company to confirm settlement of all obligations to First National upon payment of the Redemption Price and releasing any further liabilities or obligations to the bank.

C.  Partial Financing.

If any Debentures you hold are partially financed through First National, perhaps through the repayment of a portion of any of your loans, the Redemption Price would be allocated ratably to repay that amount still owing to First National which is associated with the financing of your Debenture purchase(s), with the balance to be paid directly to you by the Trustee.

If any Debenture called for Optional Redemption shall not be paid upon surrender thereof for redemption in accordance with the redemption procedures described above, the principal shall, until paid, bear interest from the Optional Redemption Date at the rate borne by the Debenture.

CONVERSION OF DEBENTURES ON OR BEFORE OPTIONAL REDEMPTION DATE

If you are an active employee holder of any series of Debentures, your Debentures represent a present right to convert the Debentures into all or any portion of the underlying shares of Class B Common Stock of the Company.

Holders of Debentures presently subject to mandatory redemption because their employment with a Company subsidiary has terminated (including those holders employed by EVEREN or its subsidiaries on September 13, 1995) CANNOT, from and after their respective termination date, convert any of their Debentures per
Section 1201 of the Indenture.


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Holders of Debentures considering whether to convert their Debentures into shares of Class B Common Stock prior to the Optional Redemption Date must carefully consider the effects on the Class B Common Stock of any Mandatory Purchase, any KFC Merger and the KFS Sale, described above under "Reasons for the Optional Redemption." The Company currently anticipates that employees converting their Debentures into shares of Class B Common Stock may ultimately receive less consideration, and are not in any event likely to receive more consideration, in the aggregate, for such shares than employees surrendering unconverted Debentures for the Redemption Price in the Optional Redemption.

If any of your Debentures is presented for conversion, depending on the series of Debentures converted, each $100 principal amount of Debentures would represent the right to receive the applicable number of shares of Class B Common Stock set forth below, based on the conversion price applying to such series of Debentures:

                                           NO. OF SHARES
SERIES            CONVERSION PRICE         ISSUABLE PER $100
E                      $ 20.00                 5.0
I                        20.00                 5.0
J                        20.00                 5.0

N                      $ 26.16                 3.8226
O                        26.16                 3.8226

R                      $ 29.29                 3.4141
S                        29.29                 3.4141
T                        29.29                 3.4141

V                      $ 29.40                 3.4014
W                        29.40                 3.4014
X                        29.40                 3.4014
Y                        29.40                 3.4014


AA                     $ 32.64                 3.0637
BB                       32.64                 3.0637
CC                       32.64                 3.0637
DD                       32.64                 3.0637
EE                       32.64                 3.0637


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Conversion of Owned Debenture

If you own any of your Debentures outright and wish to present such Debenture for conversion, you can present it to the Corporate Secretary of the Company for conversion into all or any portion of the Class B Common Stock underlying the Debenture on or before the Optional Redemption Date. Owned Debentures may be transmitted for conversion to the following address:

                      Kathleen A. Gallichio
                      Corporate Secretary
                      Kemper Financial Companies, Inc.
                      1 Kemper Drive, Legal C-3
                      Long Grove, Illinois  60049

Conversion of any Financed Debenture

Assuming each of your Debentures is fully financed, and you wish to present any of such Debentures for conversion, you can elect to repay First National the principal amount of such Debenture to be converted which you borrowed from First National to acquire the Debenture. This repayment will enable First National to release your Debenture, which has been previously held as collateral for your loan, so that your Debenture can be converted into all or any portion of the shares of Class B Common Stock underlying the Debenture as you elect.

Conversion of Partially Financed Debenture

If any of your Debentures are partially financed through First National and you desire to convert all or a portion of any such Debenture into the underlying shares of Class B Common Stock, you will similarly have to repay First National the amount of outstanding indebtedness owed to First National on such Debenture if you desire to convert the entire principal amount of that Debenture into Class B Common Stock. Alternatively, you could choose to allow that portion of your Debentures which remains subject to outstanding indebtedness to First National to simply be redeemed on the Optional Redemption Date and convert the non-financed portion of any such Debenture you own into Class B Common Stock (or allow the entire Debenture to be redeemed or elect any variation of the foregoing).

Note that if any of your Debentures has been fully or partially financed and you repay First National the associated indebtedness prior to the Optional Redemption Date to allow any conversion of your Debenture into Class B Common Stock at the same date, First National will tender your Debenture directly to the Company on your behalf to effect the stock issuance.


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Partial Conversion

Whether owned outright or financed, if you choose to convert only a portion of any of your Debentures into Class B Common Stock, the unconverted portion of your Debentures will be redeemed on the Optional Redemption Date and the principal amount represented by such unconverted portion will be paid to you or First National, as the case may be.

RISKS OF CONVERSION

ANY DECISION TO INVEST IN THE CLASS B COMMON STOCK THROUGH CONVERSION OF ANY DEBENTURES SHOULD BE CAREFULLY EVALUATED AND INVOLVES SIGNIFICANT RISKS. SEE "FORMULA PRICE RISKS" AND "OTHER RISKS OF CONVERSION" BELOW.

FORMULA PRICE RISKS

The Company's current projections indicate that both the 1995 Formula Price and the 1996 Formula Price will be significantly less than $20.00 per share, the minimum conversion price applicable for the Debentures. AS SUCH, THERE IS A SUBSTANTIAL LIKELIHOOD THAT INVESTORS IN THE CLASS B COMMON STOCK THROUGH ANY CONVERSION OF THEIR DEBENTURES WILL ULTIMATELY REALIZE LESS THAN THE CONVERSION PRICE INVESTED.

The precise components underlying the calculation of the formula price are described under "Formula Purchase Price To Be Paid For Shares" in the DESCRIPTION OF THE COMMON STOCK OF KFC which is attached to this Notice of Optional Redemption. As you know, the formula price has suffered significant reductions in recent years due to a variety of factors, including real estate-related issues and litigation charges. The formula price is calculated, simply stated, on a combination of so-called "hard book value" plus 6 times the average annual pre-tax earnings (or loss) during the trailing two-year period. The Company suffered a pre-tax loss for the 1994 year which will continue to be considered in the 1995 Formula Price, due to the trailing two-year feature. Aside from attempting to assess the likely influence of the Company's 1995 earnings and/or losses by segment on the 1995 Formula Price as well as 1996 Formula Price, present estimates of the 1995 Formula Price and 1996 Formula Price must also consider the effects of the various transactions earlier described above together with the sizable level of real estate-related loss projected for 1995 and 1996.

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Please refer to the section entitled "Formula Purchase Price to Be Paid for
Shares" in the enclosed DESCRIPTION OF THE COMMON STOCK OF KFC. As described in that section, gains or losses from the Company's disposition of any of its subsidiaries are not included in pre-tax earnings (or loss) calculations for purposes of computing the formula price, but such gains or losses would affect the "base value" component of the formula. The Securities Brokerage Divestiture produced a loss and a resultant reduction in the Company's stockholders' equity, thus decreasing the "base value" component of the formula, while the planned KFS Sale would result in a gain and corresponding increase in base value for formula price calculation purposes.

Despite this projected gain on the KFS Sale as well as the benefits to the formula price calculation of a further reduced level of Company debt to Kemper expected after the KFS Sale (like the proceeds paid to the Company in the Securities Brokerage Divestiture, it is expected that, absent a KFC Merger, the proceeds from the KFS Sale would be applied to reduce indebtedness to Kemper under the Company's line of credit), the 1995 Formula Price and 1996 Formula Price are both presently estimated ultimately to be well below $20.00 per share. These estimates consider the transactions outlined above, annualized nine-month earnings for 1995, budgeted earnings estimates for 1996 under the Kemper corporate plan together with the influence of the sizable levels of loss projected from the accelerated level of real estate sales already contracted, or projected to be sold or written down during the two-year period, by the Company's subsidiaries with real estate interests.

The Company does not, as a matter of course, regularly publish or discuss its formula price projections. While the Company's formula price projections have been prepared in good faith, no assurance can be made regarding future events. Projections of this type are based on estimates and assumptions that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the formula price projections will be attained or that the actual 1995 Formula Price or 1996 Formula Price would not be significantly higher or lower than projected. The Company does not intend to publicly update or otherwise revise its formula price projections to reflect circumstances existing after the date hereof, nor to reflect the occurrence of unanticipated events, even if experience or future changes in assumed conditions make or have made it clear that the formula price projections have become or are inaccurate.

OTHER RISKS OF CONVERSION

ANY INVESTMENT IN THE CLASS B COMMON STOCK OF THE COMPANY INVOLVES SIGNIFICANT RISKS AND SHOULD BE CAREFULLY EVALUATED BY EACH POTENTIAL INVESTOR. IN ADDITION TO THE OTHER FACTORS DESCRIBED ABOVE, YOU SHOULD ALSO CONSIDER THE APPROPRIATENESS OF THIS INVESTMENT IN LIGHT OF THE FOLLOWING CONSIDERATIONS.
A.  Limited Holding Period.

Any active employee considering converting all or any portion of his or her Debentures into Class B Common Stock must recognize that there are no plans to pay more than $20.00 per share (the minimum conversion price applicable for the Debentures) in any KFC Merger. In addition, if the

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

plans to effect the KFC Merger are abandoned for any reason, all then-outstanding shares of Class B Common Stock would in any event become subject to mandatory purchase, pursuant to the Company's Certificate, as a result of the KFS Sale at the 1996 Formula Price. As such, there will be no opportunity to hold such shares for any longer-term appreciation in value and, given the current estimates of the 1996 Formula Price, there is a substantial risk of loss of any conversion price invested.

B.  Illiquidity of Investment.

There is no public trading market for KFC's securities, and there is no present intention to publicly offer such securities. As such, the only present source of liquidity for any investment in the Class B Common Stock is the Company.

C.  Risk of Equity Investment/Risk of Mandatory Redemption at Lower
    Price.

Anyone considering conversion of any of his or her Debentures into Class B Common Stock must bear in mind that the Debentures represented funds borrowed by the Company from you (even if you financed your purchase through First National and thereby loaned the Company the proceeds you borrowed from the bank). As debt securities, the Debentures constitute an obligation of the Company and are to be repaid at not less than the aggregate principal amount of the Debentures. Therefore, a holder of the Debentures has had relatively little risk of loss on this investment.

BUT THE CLASS B COMMON STOCK CONSTITUTES AN EQUITY INVESTMENT IN THE COMPANY SUBJECT TO VARIATIONS IN VALUE AND THE CONSEQUENT RISKS TYPICAL OF EQUITY HOLDINGS. GIVEN THE LIKELIHOOD THAT ANY COMMON STOCK ISSUED ON CONVERSION WILL, IN ANY EVENT, BECOME SUBJECT TO MANDATORY REDEMPTION AT THE 1996 FORMULA PRICE NOT LATER THAN THE TIME OF THE KFS SALE, A HOLDER OF THE CLASS B COMMON STOCK IS LIKELY TO RECEIVE LESS, AND IS NOT LIKELY TO RECEIVE MORE, THAN THE CONVERSION PRICE PAID FOR SUCH STOCK.

D.  Dividend-Related Issues.

Since the first quarter of 1993, the Company has not paid a quarterly cash dividend on its Class A Common Stock owned by Kemper or on its outstanding shares of Class B Common Stock. No future dividend declarations are planned.

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E.  Restrictions on Transfer.

The Class B Common Stock is subject to substantial restrictions on transfer which are more fully described under "Restrictions on Transfer" in the DESCRIPTION OF THE COMMON STOCK OF KFC attached to this Notice of Optional Redemption. Basically, such shares may be held only while one remains an active employee of the Company and its subsidiaries and cannot be sold or transferred except to the Company. Further, such shares cannot be pledged as collateral other than in connection with their initial purchase.

TAX EFFECTS

A.  Optional Redemption.

The Company's redemption of your Debentures in the Optional Redemption should not result in any taxable gain or loss since the redemption proceeds should in most instances equal your cost basis in the Debentures. Any accrued interest paid by the Company with respect to your Debentures will constitute taxable ordinary income to you even though such payment may be made directly to First National. Subject to certain limitations which are dependent on the extent of one's taxable income, you will be entitled to a deduction for federal income tax purposes (assuming you itemize deductions on your federal income tax return) for the amount of interest paid to First National.

B.  Conversion.

No gain or loss will be recognized for federal income tax purposes on conversion of any Debenture into shares of Class B Common Stock. The tax basis for the shares of the Class B Common Stock received upon conversion will be equal to the tax basis of the Debenture converted. Provided that the Debenture converted was held as a capital asset, the holding period of the shares of the Class B Common Stock will include the holding period of the Debenture converted.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH SECURITYHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE ABOVE-DESCRIBED EVENTS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.


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

ADDITIONAL INFORMATION

Please contact Michael P. Malak at (708) 320-4611 or Kathleen A. Gallichio at
(708) 320-2468 if you have any questions regarding the procedures for redemption or conversion or the transactions referenced in this Notice of Optional Redemption. If you need to discuss any arrangements with First National, please contact Lillian Arroyo at (312) 732-2279.


October 26, 1995                KEMPER FINANCIAL COMPANIES, INC.





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